SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 April 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 31 March 2009
99.2	Holding(s) in Company dated 01 April 2009
99.3	Director/PDMR Shareholding dated 03 April 2009
99.4	Director/PDMR Shareholding dated 06 April 2009
99.5	Filing of 2008 Annual Report on Form 20-F dated 07 April 2009

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:
As at 31 March 2009, InterContinental Hotels Group PLC's issued share capital consists of 285,597,729 ordinary shares of 13 29/47 pence each with voting rights. The Company does not hold any shares in Treasury. Therefore the total number of ordinary shares in the Company with voting rights is 285,597,729.
The above figure, 285,597,729 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
31 March 2009

Exhibit No: 99.2

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which

voting rights are attached:	InterContinental Hotels Group PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	FIL Limited (FIL)
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):	30 March 2009
6. Date on which issuer notified:	31 March 2009
7. Threshold(s) that is/are crossed or reached:	To above 5%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	13,771,133	13,771,133	14,687,743	14,687,743	N/A	5.14%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
14,687,743	5.14%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

FIL Limited is the parent holding company for various direct and indirect subsidiaries, including FIL Fund Management Limited (FFML), FIL Investment Services Limited (FISL), FIL Gestion (FIGEST), FIL Asset Management (korea) Limited (FIAKL), FIL Investments Management (Hong Kong) Limited (FIMHK), FIL Pension Management (FPM), Fidelity Investments Japan (FIJ) and FIL Investments International (FII), Investment managers for various non-US Investment companies and Institutional clients.

Proxy Voting:
10. Name of proxy holder:	FIL Limited (FIL)
11. Number of voting rights proxy holder will acquire:	916,610
12. Date on which proxy holder will acquire voting rights:	30 March 2009
13. Additional information:	Notification using the Total Voting Rights figure of 285,597,729
14 Contact name:	Catherine Springett Deputy Company Secretary InterContinental Hotels Group PLC
15. Contact telephone number:	01895 512242

Exhibit No: 99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer  to make a  RIS notification required by  DR 3.1.4R(1).

1. Name of the  issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with  DR 3.1.4R(1)(a); or

(ii)  DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of  person discharging managerial responsibilities (PDMR)/ director

KIRK KINSELL - PDMR

4. State whether notification relates to a  person connected with a  person discharging  managerial responsibilities/director named in 3 and identify the  connected person.

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONAL INTEREST

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Ordinary shares of 13 29/47 pence each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

KIRK KINSELL

8. Nature of the transaction

DISPOSAL

9. Number of  shares, debentures or financial instruments relating to  shares acquired

NOT APPLICABLE

10. Percentage of issued  class acquired ( treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

11. Number of  shares, debentures or financial instruments relating to  shares disposed

27,000

12. Percentage of issued  class disposed ( treasury shares of that  class should not be taken into account when calculating percentage)

NEGLIGIBLE %

13. Price per share  or value of transaction

589.5657 pence PER SHARE

10. Date and place of transaction

02 APRIL 2009, United Kingdom

11. Total holding and notifiable interests in shares following notification

362,645

12. Date issuer informed of transaction

02 APRIL 2009

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine SPRINGETT
01895 512242

Name of duly authorised officer of  issuer responsible for making notification

Catherine Springett

Head of Secretariat

Date of notification

03 APRIL 2009

Exhibit No: 99.4

6 April 2009

INTERCONTINENTAL HOTELS GROUP PLC  (the "Company")

Notification of transactions by directors, persons discharging managerial responsibility  ("PDMR") or connected persons

On 3 April 2009 the following directors and other PDMRs were awarded conditional rights over the numbers of the Company's ordinary shares shown below, under the Company's  Long Term Incentive Plan 2009-2011 ("the LTIP"). Under the terms of the LTIP, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Number of
shares awarded
Director
Andrew Cosslett	272,201
Richard Solomons	173,096

Other PDMRs
Jim Abrahamson	138,730
Tom Conophy	125,088
Peter Gowers	124,221
Kirk Kinsell	132,256
Tracy Robbins	92,657
Tom Seddon	115,608
George Turner	72,971

The performance measurement period is from 1 January 2009 to 31 December 2011 and the awards will vest on the business day after the announcement of the Company's 31 December 2011 year end financial results.

Name of Contact for this RNS Announcement:

Helen Martin                                                                       Tel: 01895 512244

Company Secretariat

InterContinental Hotels Group PLC

Exhibit No: 99.5

InterContinental Hotels Group PLC

2008 Annual Report on Form 20-F

InterContinental Hotels Group PLC filed its annual report on Form 20-F for the year ended December 31, 2008 with the SEC on April 7, 2009. The Form 20-F, including complete audited financial statements, can be found on the Company's website, www.ihg.com/investors.

Shareholders may request a hard copy free of charge from the address below:

Company Secretariat

InterContinental Hotels Group PLC

Broadwater Park

Denham

Buckinghamshire UB9 5HR

United Kingdom

Name of Contact for this RNS Announcement:

Helen Martin                                                            Tel: 01895 512244

Company Secretariat

InterContinental Hotels Group PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 April 2009